

January 17, 2012

Via E-Mail
Mr. James Keegan
Chief Financial Officer
Lions Gate Entertainment Corp.
1055 West Hastings Street, Suite 2200
Vancouver, British Columbia V6E 2E9

>   **Re: Lions Gate Entertainment Corp.**
>   **Form 10-K for the year ended March 31, 2011**
>   **Filed May 31, 2011**
>   **File No. 001-14880**

Dear Mr. Keegan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2011

Notes to the Financial Statements

Note 7. Equity Method Investments, page F-17

1. We note that the reconciliation of net loss reported by EPIX to equity interest loss includes "adjustments and eliminations of the Company's share of profits on sales to EPIX" as well as "realization of the Company's share of profits on sales to EPIX." Please explain to us the nature of each of these amounts and explain to us how the amounts were calculated or determined.

2. We note from your disclosure on page 47 of your MD&A section that in July 2010 you entered into a joint venture named Pantelion Films. However, we note that your investment in Pantelion Films is not disclosed in Note 7 and does not appear to be included in your equity method investment amounts on your balance sheet. Please tell us the nature, amount and the accounting for such investment in Pantelion Films. As part of your response, please explain to us why this investment is not included in your equity method investments on your balance sheet as of March 31, 2011.

Note 17. Acquisitions and Divestitures, page F-35
Acquisition of Debmar-Mercury, LLC, page F-37

3. We note during the year ended March 31, 2010 you negotiated the buy-out of additional purchase consideration for $15 million and that this entire amount was recorded as an addition to goodwill in March 2010. We also note that in connection with this buy-out, the Company extended certain employment contracts, which provides for certain contractual bonuses, as defined. In this regard, please tell us how the extension of certain employment contracts was accounted within your financial statements. As part of your response, please provide us with the relevant technical guidance used in determining your treatment.

Form 10-Q for the quarter ended September 30, 2011

Note 12. Acquisitions and Divestitures, page 23

4. We note your disclosure that on August 10, 2011 you sold your interest in Maple Pictures to Alliance for approximately $35.3 million. Please explain to us how you calculated or determined the gain recognized of $11 million. As part of your response, please explain to us the nature of the participation liabilities payable to the Company and clearly explain how that amount was included in the calculation of the gain. Also, please tell us, and revise to disclose the method and assumptions used to determine the $17.8 million fair value of the distribution rights.

5. Additionally, we note your disclosure that the sales price for Maple Pictures was $35.3 million. Please tell us the nature and amount of consideration received in this sale. In this regard, we note that the statement of cash flows discloses that only $9.1 million cash was received, net of transaction costs and cash disposed of in the amount of $3.9 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

6. We note from your disclosure in Note 17 that the Motion Pictures segment has incurred a loss for the three months and six months ended September 30, 2011. We also note that the majority of the goodwill is allocated to this segment. If this reporting unit (or any

other reporting unit) is at risk of failing step one of the goodwill impairment analysis, please revise your MD&A disclosure to provide the following information:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Forms 8-K furnished November 9, 2011 and August 9, 2011

7. We note from your disclosure in your Forms 8-K that EBITDA is defined as earnings before interest, income tax provision, depreciation and amortization, equity interests, gain on sale of asset disposal group, gains or losses on extinguishment of debt and the sale of equity securities. Please note that we believe that by definition the use of EBITDA should be limited to "earnings before interest, taxes and depreciation and amortization." In this regard, as you include items other that earnings before interest, income tax, depreciation and amortization in your Non-GAAP measure, please revise your description of the measure or alternatively, revise your calculation of EBITDA accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief